Exhibit 99.1

IREN Business Update

57 EH/s, direct-to-chip liquid cooling, 1.4GW Sweetwater project & multi-gigawatt pipeline

SYDNEY, AUSTRALIA, January 21, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”) today provided a business update.

Key highlights

•	Announcement of $1bn at-the-market facility to support general corporate purposes, including:

1.	Expanding capacity to 57 EH/s by H2 2025, with 50 EH/s on track for H1 2025

2.	Initiating direct-to-chip liquid cooling systems in existing data centers to enable rapid scaling for cloud & colocation opportunities

3.	Advancing construction at Sweetwater, including a 1,400MW substation and electrical build-out targeted for energization in April 2026

4.	Progressing a multi-gigawatt data center development pipeline to further enhance IREN’s portfolio of scarce power and land resources

•	Ongoing analysis and evaluation of diverse capital sources, focusing on an optimal mix of debt and equity

1.	Upgrading target to 57 EH/s

IREN is excited to announce its expanded growth target, increasing capacity to 57 EH/s by H2 2025.

At a $100k Bitcoin price, the Company’s post-expansion operations support run-rate Illustrative Adjusted EBITDA of $716m at 50 EH/s and $826m at 57 EH/s.1

This expansion is driven by the construction of the final 100MW (Phase 6) at Childress, completing the full 750MW data center project by the end of 2025.

We believe this additional growth will help enhance IREN’s robust operating cashflows and further reduce its already industry-leading production costs, supported by:

•	Additional economies of scale, reducing unit costs of production through amortising overheads

•	Operational excellence, optimizing uptime and profitability of Bitcoin mining production

•	Low power costs of 2.8c/kWh at Childress, since successfully transitioning to spot pricing[2]

•	Leading fleet efficiency of <15 J/TH, following exercise of previous S21 Pro miner purchase options for S21 Pro (11 EH/s) and latest-generation S21 XP (8 EH/s) miners

31 EH/s
15 J/TH
50 EH/s
<15 J/TH
57 EH/s
<15 J/TH
Current
H1 2025
H2 2025
Installed
Under Construction

Childress construction (Jan-25)

PROCEED WITH PURPOSE	1

2.	Liquid-cooling in existing data centers

IREN is advancing the design of direct-to-chip closed-loop liquid cooling systems across its existing data centers.

Bitcoin mining remains a core business for IREN. However, with the release of liquid-cooled NVIDIA Blackwell GPUs in 2025 and growing demand for scarce liquid-cooled data center capacity, IREN is exploring the potential opportunity to replace Bitcoin ASICs with liquid-cooled GPUs under cloud or colocation service contracts in some of its data centers.

Initial installations will be focused on Prince George and Childress, with additional design and planning underway to be able to accommodate advanced liquid-cooled GPUs across all IREN data centers (910MW by the end of 2025).

As part of this initiative, and to support ongoing dialogue with prospective customers, procurement is underway for key liquid-cooling infrastructure; including packaged chiller plant, chillers, dry coolers and coolant distribution units, as well as UPS and diesel generator back-up systems to enhance operational resilience.

3.	1,400MW Sweetwater data center project update

The Sweetwater data center project is a highly strategic asset for IREN, offering unique scale with 1,400MW of grid-connected power, scheduled for energization in April 2026.

Latest project construction progress includes:

•
Substation procurement activities for key components ongoing; including transformers, circuit breakers, and ancillary electrical equipment, supporting the 1,400MW bulk substation (345kV/138kV) as well as primary substations (138kV/34.5kV)

•	Engaged leading EPC contractor for substation design and construction commencing in early 2025

•
General site-works commencing in coming weeks; including construction and installation of site access points, interior roads, office, warehousing, lay-down areas and security ahead of receiving materials, equipment and labour resources to build at scale

•	Civil works commencing shortly, preparing the site for data center construction

IREN is actively exploring multiple monetization pathways, including Bitcoin mining and AI-related opportunities, with ongoing discussions with third-parties.

4.	New development sites

IREN’s experienced internal data center development team continues to provide a competitive advantage, driving substantial value creation with no reliance on M&A for growth. This is increasingly critical as data center demand surges and grid-connection timelines lengthen.

The Company has received multiple proposals valuing assets in its development portfolio at many times its cost, underscoring the potential value in developing greenfield sites internally.

IREN remains focused on securing land and negotiating new grid-interconnection agreements to support additional development sites, further strengthening its position in the expanding data center landscape. With a multi-gigawatt development pipeline and a focus on large power capacity sites, IREN is well-positioned for future growth across a range of potential data center end use cases.

PROCEED WITH PURPOSE	2

Assumptions and Notes

1.
Illustrative Adjusted EBITDA = illustrative mining revenue less assumed net electricity costs, overheads and REC costs. Source: CoinWarz Bitcoin Mining Calculator. Illustrative calculations and inputs assume hardware operates at 100% uptime, $100k Bitcoin price, 791 EH/s global hashrate (current difficulty), $0.035/kWh electricity costs, 3.125 BTC block reward, 0.1 BTC transaction fees and 0.13% pool fees. 50 EH/s scenario: 765MW (power consumption),  $104m (overheads), $16m (REC costs). 57 EH/s scenario: 863MW (power consumption), $111m (overheads), $19m (REC costs). Illustrative Adjusted EBITDA is for illustrative purposes only and should not be considered projections of IREN’s operating performance. Inputs are based on assumptions, including historical information, which are likely to be different in the future and users should input their own assumptions. There is no assurance that any illustrative outputs will be achieved within the timeframes presented or at all, or that mining hardware will operate at 100% uptime. The above should be read strictly in conjunction with the forward-looking statements disclaimer in this press release.

2.
Childress power price since transition to spot pricing calculated on a monthly average basis for the period from August 2024 to December 2024. Costs are presented on a net basis and calculated as IFRS electricity charges, ERS revenue (included in other income) and ERS fees (included in other operating expenses). Figures are based on current internal estimates and exclude REC purchases.

PROCEED WITH PURPOSE	3

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year,  prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

PROCEED WITH PURPOSE	4

Non-IFRS Financial Measures

This press release includes non-IFRS financial measures, including Adjusted EBITDA. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS.

There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items.

About IREN

IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy.

•	Bitcoin Mining: providing security to the Bitcoin network, expanding to 57 EH/s in 2025. Operations since 2019.

•	AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024.

•
Next-Generation Data Centers: 510MW of operating data centers, expanding to 910MW in 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications.

•	Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations.

•	Development Portfolio: 2,310MW of grid-connected power secured across North America, >2,000 acre property portfolio and multi-gigawatt development pipeline.

•
100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities.

PROCEED WITH PURPOSE	5

Contacts

Media Jon Snowball Sodali & Co +61 477 946 068 Megan Boles Aircover Communications +1 562 537 7131 megan.boles@aircoverpr.com	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.

PROCEED WITH PURPOSE	6